NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

June 28, 2018

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2018 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (together, the "Exchanges").

In April 2017, the Securities Exchange Commission granted the Exchanges a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] Pursuant to such exemption, the Exchanges are providing, as a supplement, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2018 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[2]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Exhibit D") does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchanges during the year ended December 31, 2017. In each case, ICE acquired or formed the entity after December 31, 2017. In addition, Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See id. at 20672.

If you have questions, please do not hesitate to contact Martha Redding, Associate General Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

18002259

SEC Mail Processing
JUN 29 2018
Washington, DC

1. State the name of the applicant: NYSE National, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different): N/A
4. Provide the applicant's business telephone and facsimile number: 212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant: Martha Redding, NYSE Group, Inc., 11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/12/05 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/18 (MM/DD/YY) NYSE National, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE NATIONAL, INC.

June 2018

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, Inc.

JUNE 2018

The unconsolidated financial statements for each subsidiary or affiliate of NYSE National, Inc. for the last fiscal year follow.

This Exhibit D does not include the financial statements of Radiate, Inc. and Kondor Merger Sub, Inc. because such entities were not affiliates of the Exchange during the year ended December 31, 2017.

This Exhibit D does not include the financial statements of Archipelago Securities LLC or Archipelago Trading Services, Inc. because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

ICE CLEAR CREDIT

ICE Clear Credit
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	62,804
Cash - clearing member deposits		23,310,056
Accounts receivable, net of allowance		5,249
Restricted Cash		80,900
Prepaid expenses and other current assets		13,235
Due from affiliates, net		0
Current Assets		23,472,244
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		38,606
Accumulated depreciation		(25,482)
Property and equipment, net		13,124
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	23,535,368
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24,988
Accrued salaries and benefits		4,498
Due to affiliates		9,121
Margin deposits and guaranty funds		23,310,056
Current income taxes payable		26
Deferred revenue		1,638
Current liabilities		23,350,327
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		136
Noncurrent liabilities		136
Liabilities		23,350,463
EQUITY:		
Contributed capital		105,000
Retained earnings		79,905
Total equity		184,905
Total liabilities and equity	$	23,535,368

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Clearing and processing fees	$	96,542
Other revenue		28,719
Affiliate revenue		5,105
Total Revenue		130,366
Expenses:		
Compensation and benefits		18,641
Professional services		678
Technology and communication		4,335
Rent and occupancy		1,071
Selling, general and administrative		1,186
Depreciation and amortization		6,606
Service and license fees to affiliates		21,668
Operating Expenses		54,185
Operating Income		76,181
Other expense, net		(1,771)
Pre-Tax Net Income		74,409
Income tax expense		1,913
Net Income	$	72,496

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The following pages of Exhibit D, numbered NYSENAT-ONE18-000007 through NYSENAT-ONE18-000172, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE National, Inc.

June 2018

EXHIBIT I

The audited consolidated financial statements for NYSE National, Inc. for the year ended December 31, 2017 follow.

FINANCIAL STATEMENTS

NYSE National, Inc.
Period Ended December 31, 2017
With Report of Independent Auditors

NYSE National, Inc.

Financial Statements

Period Ended December 31, 2017

Contents

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE National, Inc.

We have audited the accompanying financial statements of NYSE National, Inc., which comprise the balance sheet as of December 31, 2017, the related statements of statement of income, changes in equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NYSE National Inc. at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 22, 2018

NYSE National, Inc.

Balance Sheet

(In Thousands)

December 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	180
Income tax receivable		4
Total current assets		184
Goodwill		5,390
Other intangible assets, net		2,000
Other non-current assets		1,064
Total non-current assets		8,454
Total assets	$	8,638
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	293
Due to affiliates, net		5,088
Total current liabilities		5,381
Deferred income taxes		441
Total non-current liabilities		441
Total liabilities		5,822
Equity		2,816
Total liabilities and equity	$	8,638

See accompanying notes to financial statements.

NYSE National, Inc.

Statement of Income

(In Thousands)

Year Ended December 31, 2017

	January 1, 2017 through January 31, 2017	February 1, 2017 through December 31, 2017	Total 2017
Revenues:			
Transaction fees	$ 46	$ -	$ 46
Data services fees	4	84	88
Other	56	-	56
Total revenues	106	84	190
Transaction-based expenses:			
Section 31 fees	22	-	22
Cash liquidity payments, routing and clearing	7	-	7
Total revenues less transaction-based expenses	77	84	161
Operating expenses:			
Compensation and benefits	390	373	763
Technology and communications	265	-	265
Professional services	88	117	205
Rent and occupancy	84	-	84
Selling, general and administrative	26	-	26
Depreciation and amortization	48	-	48
Total operating expenses	901	490	1,391
Operating loss	(824)	(406)	(1,230)
Other income:			
Interest and other income, net	(1)	-	(1)
Loss before income tax benefit	(825)	(406)	(1,231)
Income tax benefit	-	394	394
Net loss	$ (825)	$ (12)	$ (837)

See accompanying notes to financial statements.

NYSE National, Inc.

Statement of Changes in Equity

(In Thousands)

Year ended December 31, 2017

Balance at January 1, 2017	$	1,763
Net loss- January 1, 2017- January 31, 2017		(825)
Acquisition adjustment		(938)
Balance at January 31, 2017		-
Net loss- February 1, 2017 through December 31, 2017		(12)
Capital contribution		2,828
Balance at December 31, 2017	$	2,816

See accompanying notes to financial statements.

NYSENAT-ONE18-000181

NYSE National, Inc.

Statement of Cash Flows

(In Thousands)

Year Ended December 31, 2017

Operating activities:		
Net loss	$	(837)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		48
Deferred income taxes		(232)
Change in assets and liabilities:		
Accounts receivable		151
Income tax receivable		(4)
Other non-current assets		(403)
Accounts payable and accrued liabilities		(901)
Due to affiliates, net		(503)
Deferred revenue		(32)
Total adjustments		(1,876)
Net cash used in operating activities		(2,713)
Financing activities:		
Capital contribution		2,827
Net cash provided by financing activities		2,827
Net increase in cash and cash equivalents		114
Cash and cash equivalents, beginning of year		66
Cash and cash equivalents, end of year	$	180
Supplemental cash flow disclosure:		
Cash paid for income taxes	$	4

See accompanying notes to financial statements.

NYSENAT-ONE18-000182

1. Description of Business

NYSE National, Inc. (the "Exchange" or the "Company"), formerly known as National Stock Exchange, Inc., is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). The Company has a wholly-owned subsidiary, NSX Securities LLC ("NSX Securities"), that is registered as a limited purpose broker-dealer under the Securities Exchange Act of 1934. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and seven central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has three other subsidiary SRO's: New York Stock Exchange, LLC, NYSE Arca, Inc. and NYSE American LLC.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

On January 31, 2017, the Parent acquired all of the outstanding capital stock of National Stock Exchange, Inc. ("NSX") from its former parent holding company NSX Holdings, Inc. ("NSX Holdings"). NSX was renamed NYSE National when the acquisition closed. Prior to acquisition the Parent had various lending arrangements with National Stock Exchange. At the time of acquisition the Parent agreed to extinguish the related debts at which time the amounts were recorded as a capital contribution within the equity balance of NYSE National. The settlement of the extinguishment of debt occurred on June 14, 2018 subsequent to the balance sheet date. However, because the arrangement existed as of the balance sheet date we have included the amounts with the financial statements as of December 31, 2017.

On February 1, 2017, pursuant to a rule change filed with the SEC, the Exchange ceased operations and did not open for trading that day. On the same day, NSX Securities filed with FINRA a Uniform Request for Broker-Dealer Withdrawal ("Form BDW") on the same day. Per SEC Rule 15b601, the Form BDW became effective on April 2, 2017, the broker dealer's final day of business.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NSX Securities. All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

As discussed in Note 1, on January 31, 2017, the Parent completed its acquisition of the Exchange. The accompanying financial statements reflect the preliminary purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from Parent, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the preliminary purchase price accounting process related to the acquisition. This resulted in the Exchange recording preliminary net purchase accounting adjustments of ($938) thousand, consisting of the following (in thousands):

Goodwill	$ 5,390
Intangible assets	2,000
Property and equipment, net	(570)
AP and accrued liabilities	(4,085)
Deferred income taxes	(673)
Other noncurrent assets	(3,000)
Total net purchase accounting adjustments	$ (938)

The preliminary allocation of the purchase price will be finalized upon the completion of the fair value analysis of the acquired assets and liabilities by ICE. ICE has not yet obtained all of the information related to the fair value of the acquired assets and liabilities related to the acquisition to finalize the purchase price allocation. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the valuation of the income taxes and certain other tangible assets and liabilities, and the allocation of the goodwill to the Exchange.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As of December 31, 2017, the Company did not hold any investments of this type.

Software Development Costs

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. The Company did not record an impairment charge related to goodwill and other intangible assets during the years ended December 31, 2017.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than

2. Significant Accounting Policies (continued)

50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

SEC Staff Accounting Bulletin No. 118, or SAB 118, has provided guidance for companies that have not completed their accounting for the income tax effects of the Tax Cuts and Jobs Act, or TCJA, in the period of enactment, allowing for a measurement period of up to one year after the enactment date to finalize the recording of the related tax impacts. As of December 31, 2017, we have not completed our accounting for the tax effects of the enactment of the TCJA, however, we have made a reasonable estimate of the effects on our deferred tax balances. In other cases, we have not been able to make a reasonable estimate and will continue to analyze the TCJA in order to finalize any related impacts within the measurement period.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the statement of income.

The Exchange earns market data revenues for trading of Tape A, B, and C securities. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. Revenue is accrued in the month earned and included in data service fees in the statement of income.

Revenue is recognized when received and included in data service fees in the statement of income.

2. Significant Accounting Policies (continued)

The Exchange, as a participant in the respective consolidated tape and consolidated quote plans, receives a share of the distribution for the back-billed revenue recoveries. Revenue is recognized when received and included in data service fees in the statement of income.

Other revenues relate to regulatory fees charged to member organizations and port access fees that enable them to engage in the purchase and sale of securities on the Exchange. The fees are recognized as services are rendered.

On January 1, 2019, the Exchange is required to adopt ASC 606, *Revenue from Contracts with Customers*, and ASC 340-40, *Other Assets and Deferred Costs-Contracts with Customers*. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The Exchange has early adopted the requirement as of January 1, 2018. See the "Recently Adopted and New Accounting Pronouncements" for more details.

Leases

We expense rent from non-cancellable operating leases, net of sublease income, on a straight-line basis based on future minimum lease payments. The net costs are included in rent and occupancy expenses and technology and communication expenses in the accompanying statements of income.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non- financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the statement of income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the statement of income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are

2. Significant Accounting Policies (continued)

included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Recently Adopted and New Accounting Pronouncements

ASC 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires us to recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Exchange will apply the guidance retrospectively to each prior period presented, and provide the relevant disclosures beginning in the first annual period (December 31, 2018 annual results) in which we adopt the guidance. The adoption is not expected to have a material impact on the Company's financial statements.

The FASB has issued Accounting Standards Update No. 2016-01, Financial Instruments - *Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, or ASU 2016-01. ASU 2016-01 provides updated guidance for the recognition, measurement, presentation, and disclosure of certain financial assets and liabilities, including the requirement that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. The Exchange was required to adopt ASU 2016-01 on January 1, 2018. The Exchange will only adjust the fair value of investments if and when there is an observable price change in an orderly transaction, and any change in the fair value will be

2. Significant Accounting Policies (continued)

recognized in net income. The Company is currently evaluating this guidance to determine the potential impact on its financial statements.

The FASB has issued Accounting Standards Update No. 2016-02, *Leases*, or ASU 2016-02. ASU 2016-02 requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. A lessee should recognize in its balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is required to be adopted at the beginning of our first quarter of fiscal 2019, with early adoption permitted. We will not adopt ASU 2016-02 early, but we are currently evaluating this guidance to determine the potential impact on our financial statements.

3. Other Intangibles

The Exchange's intangible assets include $2,000 thousand of intangible assets purchased in connection with the acquisition. The following table presents the details of the intangible assets as of December 31, 2017 (in thousands):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registration	$ 2,000	$ –	Indefinite
Total	$ 2,000	$ –	

An indefinite useful life was assigned to exchange registration since the registration represents rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely.

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2017 were as follows (in thousands):

Current:	
Federal	$ (131)
State and local	(31)
Total current	(162)
Deferred:	
Federal	(300)
State and local	68
Total deferred	(232)
Total tax expense	$ (394)

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2017 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	(7)
Deferred tax benefit due to tax law change	68
Other	1
Effective tax rate	97%

On December 22, 2017, the Tax Cuts and Jobs Act, or TCJA, was signed into law. The TCJA reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. We are required to revalue our deferred tax assets and liabilities at the new federal corporate income tax rate as of the date of enactment of the TCJA and to include the rate change effect in the tax provision for the period ended December 31, 2017. As a result, we recognized $276 thousand of deferred tax benefit based on a reasonable estimate of the deferred tax assets and liabilities as of December 22, 2017.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As a result of enactment of the TCJA on December 22, 2017, we revalued the Exchange's deferred tax assets and liabilities at the new federal corporate income tax rate of 21%.

4. Income Taxes (continued)

The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2017 (in thousands):

Deferred tax assets:	
Loss carryforwards	$ 15,145
Valuation allowance	(14,949)
Total deferred tax assets, net of valuation allowance	$ 196
Deferred tax liabilities:	
Acquired intangible assets	$ (637)
Total deferred tax liabilities	(637)
Net deferred tax liabilities	$ (441)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. As of December 31, 2017, the management believes it is more likely than not that majority of the Exchange's deferred tax assets will not be realized in the foreseeable future. Therefore, the Exchange established valuation allowance on related deferred tax assets.

As of December 31, 2017, we have gross U.S. federal net operating loss carryforwards of $55 million, and gross state and local net operating loss carryforwards of $52 million, respectively. The net operating loss begins to expire in 2026.

Tax years prior to 2013 no longer remain subject to examination.

5. Related Parties

Certain cost incurred throughout year in order to make NYSE National Inc. operational have not been reflected in the financial statements because they will be absorbed by the Parent. As a result the Parent has assumed all responsibility for liabilities for current and future costs incurred by NYSE National, Inc.

The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE paid employee and vendor costs associated with ceasing operations of the Exchange. ICE also makes payments to vendors on behalf of the Exchange in preparation of it resuming operations at a future date.

As of December 31, 2017, the Exchange had a $5,088 thousand net payable related to these agreements.

6. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's balance sheet, statement of income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

The Exchange leases office space under a non-cancelable operating lease. The Exchange had no capital leases as of December 31, 2017. For the year ended December 31, 2017, rent and occupancy expense amounted to $84 thousand for these agreements.

Future payments under these obligations as of December 31, 2017 were as follows (in thousands):

	Lease Payments
Year:	
2018	$ 144
2019	-
2020	-
2021	-
2022	-
Thereafter	-
Total	$ 144

The Exchange leased data center space under operating leases that were cancelled throughout 2017. For the year ended December 31, 2017, the Exchange recorded technology and communications expense of $91 thousand for these agreements.

7. Subsequent Events

The Exchange has evaluated subsequent events and transactions and determined that no other events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements with the exception of the exchange resuming operations on May 21, 2018 and the event disclosed in Note 1.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

June 2018

EXHIBIT K

The ownership structure of NYSE National, Inc. is
as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: January 31, 2017

4. Approximate ownership interest: 100% ownership interest

5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2018

An alphabetical listing of the members and member organizations of NYSE National, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organization is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE NATIONAL, INC.

JUNE 2018

EXHIBIT N

A schedule of NYSE National, Inc.'s securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.